

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2022

Zhanchang Xin
CEO
Qilian International Holding Group Ltd
Jiuquan Economic and Technological Development Zone
Jiuquan City, Gansu Province, 735000
People's Republic of China

> **Re: Qilian International Holding Group Ltd**
> **CIK 0001779578**
> **Form 20-F/A1 for Fiscal Year Ended September 30, 2021**
> **Filed June 30, 2022 File No. 001-39805**

Dear Mr. Xin:

We have reviewed your June 30, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 28, 2022 letter.

Amendment No. 1 to Form 20-F for Fiscal Year Ended September 30, 2021

Introduction, page 5

1. We note that your definition of "China" or the "PRC" excludes Hong Kong and Macau. In future filings, please revise your disclosure to remove the exclusion of Hong Kong and Macau from your definition of "China" or the "PRC."

2. We note your response to prior comment 2 and reissue in part. In future filings, please prominently disclose here and at the outset of Item 3 whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations, including the Accelerating Holding Foreign Companies Accountable Act, if enacted, will affect your company.

Financial Information Related to the VIE, page 13

3.   Prior comment 9 requested separate line items for intercompany amounts, including intercompany balances, activities and cash flows on a gross basis. Please provide disclosure to clarify how you have presented service fees levied by the WFOE pursuant to the Exclusive Service Agreement. Tell us the nature of the $4.8 million in amounts due to the VIE from the Parent and WFOE as of September 30, 2021, describe the changes from the $6.4 million due from the WFOE as of September 30, 2020, and explain how these intercompany amounts originated.

     You may contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Jason Drory at 202-551-8342 with any other questions.

               Sincerely,

               Division of Corporation Finance
               Office of Life Sciences